December 23, 2010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

ATTN: Hugh West

Re:	WSB Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No.: 000-53003

Dear Mr. West:

We have reviewed your letter dated December 14, 2010.  I was out of the office and received the letter on December 21st.  Due to the holiday season and vacation schedules, we are therefore, requesting an extension to reply to your request.

Unless we are notified otherwise, we will assume our request to be approved and anticipate responding to your request by January 10, 2011.

You may contact Carol Ramey at 240-544-2011 or Kevin Huffman, President/Chief Operating Officer at 301-352-3120 for further information.

Sincerely,

Carol A. Ramey

Chief Financial Officer